Nomad Royalty Company Ltd.
Management's Discussion and Analysis
For the three and nine months ended September 30, 2021

This management's discussion and analysis (“MD&A”) for Nomad Royalty Company Ltd. (“Nomad” or the “Company”) and its subsidiaries should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”), applicable to the preparation of interim financial statements including IAS 34 — Interim Financial Reporting (the “Financial Statements”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the Company's Annual Information Form dated March 30, 2021, copies of which are available under the Company's profile on SEDAR at www.sedar.com. The information contained in this MD&A is as of November 3, 2021 and all monetary amounts are expressed in U.S. dollars, Nomad’s reporting currency, unless otherwise noted.

Q3 2021     Management’s Discussion & Analysis

Q3 2021     Management’s Discussion & Analysis
Highlights — Q3 2021
•Gold ounces earned of 2,527 and 9,710 for the three and nine months ended September 30, 2021 (3,100 and 8,729 for the three and nine months ended September 30, 2020).
•Silver ounces earned of 29,929 and 96,115 for the three and nine months ended September 30, 2021 (52,615 and 152,832 for the three and nine months ended September 30, 2020).
•Gold equivalent ounces sold(1) of 4,772 and 13,141 for the three and nine months ended September 30, 2021 (3,933 and 11,283 for the three and nine months ended September 30, 2020).
•Revenues of $6.1 million and $20.4 million for the three and nine months ended September 30, 2021 ($7.6 million and $20.0 million for the three and nine months ended September 30, 2020).
•Net income attributable to Nomad's shareholders of $0.8 million for the three and nine months ended September 30, 2021 ($0.5 million and $8.8 million for the three and nine months ended September 30, 2020).
•Adjusted net loss(1) of $0.9 million and $0.01 million for the three and nine months ended September 30, 2021 (adjusted net income of $2.0 million and $8.4 million for the three and nine months ended September 30, 2020).
•Gross profit of $2.1 million and $6.2 million for the three and nine months ended September 30, 2021 ($1.9 million and $2.8 million for the three and nine months ended September 30, 2020).
•Cash operating margin attributable to Nomad(1) of $5.1 million and $17.0 million for the three and nine months ended September 30, 2021 representing respectively 88% and 85% of revenue attributable to Nomad and cash operating margin(1) per ounce of gold sold of $1,520 and $1,466 ($6.5 million and $18.2 million for the three and nine months ended September 30, 2020 representing respectively 86% and 91% of revenue and cash operating margin(1) per ounce of gold sold of $1,634 and $1,662). Including cash received at closing of the RTO Transaction, the cash operating margin(1) attributable to Nomad amounted to $6.5 million and $21.4 million for the three and nine months ended September 30, 2020).
•On July 28, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.05 per common share paid on October 15, 2021 to shareholders of record as of the close of business on September 30, 2021.
•On August 31, 2021, the Company completed the acquisition of an additional effective 0.351% net smelter return (“NSR”) royalty on the producing Caserones copper mine in Chile, resulting in the Company owning a total effective 0.63% NSR royalty. The Company paid an additional $27.25 million in the third quarter, bringing its total investment in 2021 to acquire the 0.63% NSR royalty to $50.25 million. The Company financed the additional investment in the third quarter by drawing $27 million on its revolving credit facility.
•On August 31, 2021, the Company’s common shares commenced trading on the New York Stock Exchange (the “NYSE”) under the symbol “NSR”.
•On September 14, 2021, the Company amended its revolving credit facility increasing the amount from $50 million to $125 million with the option to increase by $25 million, the option subject to satisfaction of certain conditions (the “Facility”).
[1] Adjusted net income (loss), Cash operating margin attributable to Nomad, Cash operating margin per ounce and Gold equivalent ounces are non-IFRS measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.

Q3 2021     Management’s Discussion & Analysis
Subsequent to Quarter-end Highlight
•On October 29, 2021, the Company announced it entered into a gold purchase agreement with a subsidiary of Orion Mine Finance (“Orion”) with respect to its 40% interest in Greenstone Gold Mines LP (“GGM”), the owner and operator of the Greenstone Gold project located in Ontario, Canada. Nomad will make up-front cash payments totalling $95 million for 5.938% of gold production attributed to Orion’s 40% interest in GGM until 120,333 ounces have been delivered, and 3.958% thereafter. As part of the gold stream, Nomad has made a long-term commitment to funding mine-level environmental, social and governance programs by agreeing to make payments to GGM equal to $30 per ounce of gold delivered to Nomad.
•On November 3, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.05 per common share payable on January 14, 2022 to shareholders of record as of the close of business on December 31, 2021.
Description of the Business
Nomad is a gold and silver stream and royalty company that purchases rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 15 royalties, streams and other interests, of which 8 are on currently producing mines. Nomad plans to grow its low-cost production profile through the acquisition of additional producing and near-term producing gold and silver streams and royalties and intends to focus on a high degree of diversification both in terms of the number of assets and jurisdictions.
The Company was continued as a federal corporation pursuant to the Canada Business Corporations Act in December 2019. In conjunction with a reverse take-over, the Company changed its name from Guerrero Ventures Inc. (“Guerrero”) to Nomad Royalty Company Ltd. Nomad’s common shares are listed on the Toronto Stock Exchange (“TSX”) and commenced trading on the NYSE on August 31, 2021 under the symbol “NSR”. Nomad's common shares are also quoted for trading on the Frankfurt Stock Exchange under the symbol “IRL”.
On May 31, 2021, the Company filed Articles of Amendments to consolidate its issued and outstanding common shares on the basis of one (1) post-consolidated common share for every ten (10) pre-consolidated existing common shares previously issued and outstanding (the “Consolidation”). The Consolidation was approved by Nomad’s shareholders at the annual and special meeting held on May 10, 2021. As at June 3, 2021, the Company’s issued and outstanding Common Shares were reduced from 566,466,466 to 56,646,501. In addition, the exercise or conversion price and the number of common shares issuable under the Company’s outstanding common share purchase warrants, share options, restricted share units, deferred share units and other securities exercisable for or convertible into common shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof. All previously reported share and per share amounts have been retrospectively restated in this MD&A to reflect the share consolidation.

Q3 2021     Management’s Discussion & Analysis
COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world in 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company cannot be predicted with certainty.
The operating mines on which the Company holds royalty, stream and other interests were impacted to various extents as summarized below:
•Premier Gold Mines Limited (“Premier Gold”)(1): Mining activities at South Arturo Mine (Nevada, U.S.A.) continued with no significant interruption. The Mercedes Mine (Mexico) was placed on care and maintenance following a decree from the Mexican Federal Government which took effect on March 30, 2020 and which listed gold mining as a non-essential service. The Mercedes Mine restarted its operations, following a decree from the Mexican Health Ministry on May 13, 2020 that amended the March 30, 2020 decree to include, effective June 1, 2020, mining as an essential service. Operations at the Mercedes Mine restarted in July 2020 following a two-month suspension.
•Allied Gold Corp.: Operations at the Bonikro Mine (Côte d'Ivoire) have not been interrupted to date.
•Blyvoor Gold Capital (Pty.) Ltd.: The development of the Blyvoor Gold Mine (South Africa) was temporarily impacted due to the COVID-19 pandemic. Ramp-up is now continuing.
•Equinox Gold Corp. (“Equinox”): RDM Gold Mine (Brazil) restarted full operations in April 2020 after a previously announced short-term suspension of mining activities in compliance with a municipal restriction.
•Heron Resources Limited (“Heron Resources”): The Woodlawn Mine’s (Australia) operations were suspended and the project was put on care and maintenance in March 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments. The Woodlawn Mine currently remains on care and maintenance in connection with Heron Resources' restructuring process.
(1) Please refer to sections “Mercedes Gold and Silver Stream – Equinox Gold Corp.” and “South Arturo Silver Stream – i-80 Gold Corp.” of this MD&A for description of the acquisition of Premier Gold by Equinox On April 7, 2021.

Q3 2021     Management’s Discussion & Analysis
Assets

A GROWING GLOBAL PORTFOLIO

STRONG & DIVERSIFIED OPERATORS

NEW ACQUISITION
GREENSTONE GOLD MINES
AN EQUINOX GOLD / ORION JOINT VENTURE
ARTEMIS GOLD INC
BLACKWATER
NEVADA GOLDMINES
SOUTH ARTURO (PRODUCING)
TROILUS GOLD
NEVADA GOLDMINES
ROBERTSON
ELEVATION GOLD
MOSS (PRODUCING)
EQUINOX GOLD
MERCEDES (PRODUCING)
JX Nippon Mining & Metals
CASERONES (PRODUCING)
Mineros
por el bienestar de todos
GUALCAMAYO (PRODUCING)
lundin mining
SURUCA
EQUINOX GOLD
RDM (PRODUCING)
allied
BONIKRO (PRODUCING)
BLYVOOR GOLD
Heron Resources Limited
WOODLAWN

Q3 2021     Management’s Discussion & Analysis
Blyvoor Gold Stream – Blyvoor Gold (Pty.) Ltd.
The Blyvoor Gold Stream is a gold stream interest on the Blyvoor Gold Mine located 75 kilometres southwest of Johannesburg in the Gauteng Province of South Africa. The Blyvoor Gold Mine is owned and operated by Blyvoor Gold (Pty.) Ltd. (“Blyvoor Gold”), and is currently ramping-up its operations.
The following is a summary of the material terms of the Blyvoor Gold Stream:
•for the first 300,000 ounces of gold delivered under the stream, a 10% gold stream on the first 160,000 ounces of gold produced within a calendar year, then 5% stream on any additional gold produced within the calendar year;
•following delivery of the first 300,000 ounces of gold, but until the production of the first 10.32 million ounces of gold, a 0.5% stream on the first 100,000 ounces of gold produced in each calendar year; and
•the gold production at the Blyvoor Gold Mine is subject to an ongoing payment of $572 per ounce.
The Blyvoor Gold Stream is secured by first ranking security over all of the present and after acquired property of Blyvoor Gold and the guarantors party to the Blyvoor Gold Stream agreement, against the property and assets of Blyvoor Gold.
Blyvoor Gold informed the Company that in response to COVID-19, strict health and safety measures were implemented. Following the visit of the Department of Minerals Resources and Energy relating to the inspection of the #5 sub-vertical shaft in September 2020, Blyvoor Gold received its final license which allows them to access the deeper mining levels. Blyvoor Gold is now fully permitted to commence operations.
Following the first gold shipment at the Blyvoor Gold Mine in March 2021, mining activities were temporarily suspended as the result of an unlawful blockade. Since April 12, 2021, the Blyvoor Gold Mine operation continues to steadily gain momentum and deliveries will be expected at regular intervals as the mine ramps up to its initial 40,000 tonnes per month capacity. A technical report was released on June 28, 2021, outlining a 22-year life of mine based on mineral reserves of 5.5 million ounces of gold in proven and probable mineral reserves (18.84Mt at 9.09g/t Au). The report also outlined an average annual gold production of 242,000 ounces of gold at an average all in sustaining cost of US$570 per ounce over the life of the mine. Additionally, the report outlined 11.37 million oz of gold in measured & indicated mineral resources (50.08Mt at 7.06g/t Au) inclusive of Mineral Reserves and 11.29 million oz of gold in inferred mineral resources (79.77Mt at 4.40 g/t Au).

Q3 2021     Management’s Discussion & Analysis
Bonikro Gold Stream – Allied Gold Corp.
The Bonikro Gold Stream is a gold stream on the Bonikro Gold Mine located in Côte d’Ivoire, approximately 250 kilometres north-west of the commercial capital Abidjan. The Bonikro Gold Mine is operated by Allied Gold Corp. (“Allied Gold”). The Bonikro Mine consists of two primary areas namely Bonikro (37 km2 mining license) and Hiré (195 km2 mining license). A third area, Dougbafla, is the subject of ongoing exploration. Gold has been produced from the Bonikro open pit mine and through the Bonikro carbon-in-leach plant since 2008.
The following is a summary of the material terms of the Bonikro Gold Stream:
•initially, delivery of 6% of refined gold in respect of each lot, until both (i) 650,000 ounces of refined gold have been outturned following the closing date of the stream agreement; and (ii) 39,000 ounces of refined gold have been delivered;
•thereafter, 3.5% of refined gold in respect of each lot, until both (i) 1,300,000 ounces of refined gold have been outturned; and (ii) 61,750 ounces of refined gold have been delivered;
•thereafter, 2% of refined gold in respect of each lot; and
•subject to an ongoing payment at the lesser of $400 per ounce and the gold market price on the business day immediately preceding the date of delivery.

The Bonikro Gold Stream is secured by first ranking security over all present and after acquired property of the seller and the guarantors party under the Bonikro Gold Stream agreement dated October 7, 2019.

Deliveries under the Bonikro Gold Stream were settled on a net cash basis as opposed to physical settlement until the beginning of June 2020. Since then, the Company has been receiving physical delivery of gold.
Allied Gold has been producing from various pits at Bonikro Gold Mine. Production in the quarter was focused on the Hire pit, while Bonikro-PB5 development activities were also initiated, with mine equipment being received, site preparation and dewatering ongoing and stripping activities having commenced.
Mercedes Gold and Silver Stream – Equinox Gold Corp.
On April 7, 2021, Equinox and Premier Gold completed the friendly acquisition of Premier Gold by Equinox and the spin out of the South Arturo Mine to i-80 Gold Corp, pursuant to a statutory plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario). Concurrently with the acquisition of Premier Gold, the Company amended its Mercedes and South Arturo Silver Stream. The Company entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox in respect of the Mercedes Mine (the “Mercedes Gold and Silver Stream”) and a new purchase and sale agreement (silver) with i-80 Gold in respect of the South Arturo Mine(2) (the “South Arturo Silver Stream”).

The Mercedes Gold and Silver Stream is a gold and silver stream interest on the Mercedes Mine located in Mexico. The Mercedes Mine is wholly-owned and operated by Equinox and is currently in production. Earlier in 2021, Premier Gold announced that there is expansion potential to increase production to
(2) Please refer to section “South Arturo Silver Stream – i-80 Gold Corp.” of this MD&A.

Q3 2021     Management’s Discussion & Analysis
80,000 to 90,000 ounces of gold annually at the Mercedes Mine. Equinox has become the owner and operator of the Mercedes Mine since April 2021. Equinox operates seven mines globally, is very well capitalized and is led by a reputable management team with the ability to drive further productivity increases at the mine site.
Starting April 7, 2021, the new Mercedes Gold and Silver Stream Agreement provides for, in addition to silver deliveries described in the Company's audited consolidated financial statements, fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold. Fixed quarterly gold deliveries shall terminate once an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount). If the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold. Concurrently with the Company entering into the Mercedes Gold and Silver Stream Agreement, the gold prepay loan was terminated.
Similarly to the previous stream agreement, the Mercedes Gold and Silver Stream Agreement will continue to provide for a 100% silver stream on the Mercedes Mine until 3.75 million ounces (2.73 million ounces as of March 31, 2021) of silver have been delivered to the Company, as well as minimum annual deliveries of 300,000 ounces of silver until 2.1 million ounces (1.5 million ounces as of March 31, 2021) of silver have been delivered to the Company.
The following is a summary of the material terms of the Mercedes Gold and Silver Stream:
•delivery of (i) 100% on the silver production from the Mercedes Mine, until a total of 3.75 million ounces of refined silver have been delivered; and (ii) after a total of 3.75 million ounces of refined silver have been delivered, the delivery will be reduced to 30%;
•fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments described above), plus an additional 6.5% of such adjusted amount payable in refined gold;
•minimum annual delivery of 300,000 ounces of refined silver until the cumulative delivery of 2.1 million ounces; and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price for the deliveries of silver and no cash purchase price for the deliveries of gold.
Equinox commenced its 2021 exploration program at the Mercedes Mine during the second quarter of 2021 with 870 metres of core drilling completed at the Neo target (three holes). The remainder of the $1.3 million drill program will be focused on scout drilling peripheral to the Diluvio deposit. Mercedes Mine production attributable to Equinox for 2021, following the acquisition of the asset on April 7, 2021, is estimated at 30,000 to 35,000 ounces of gold, which is unchanged from previous guidance. Cash costs are expected to decrease slightly to $750 to $800 per ounce and all-in sustaining costs (“AISC”) to $1,150 to $1,200 per ounce.

Q3 2021     Management’s Discussion & Analysis
South Arturo Silver Stream – Nevada Gold Mines LLC
On April 7, 2021, the Company and i-80 Gold entered into a new South Arturo Silver Stream Agreement that provides for deliveries from i-80 Gold to the Company of 100% of the ounces of refined silver in attributable production from the existing mineralized areas at the South Arturo Mine (40% ownership by i-80 Gold) and 50% of ounces of refined silver in attributable production from the exploration area. The South Arturo Mine is 60% owned by Nevada Gold Mines LLC (“NGM”), a joint venture between Barrick Gold Corporation (“Barrick”) and Newmont Corporation, and 40% by i-80 Gold. The terms of the South Arturo Silver Stream are similar to the previous stream agreement.
On January 19, 2021, i-80 Gold's predecessor, Premier Gold, published a preliminary feasibility study on South Arturo which outlined an 8-year mine life and was based on a mineral resource estimate as at December 1, 2020 which included Nomad attributable reserves of 1.9 million ounces of silver (3.8Mt at 15.23g/t), measured and indicated resources of 4.0 million ounces of silver (20.0Mt at 6.19g/t) and an inferred mineral resource of 1.8 million ounces of silver (10.1Mt at 5.47g/t).
Barrick initiated an 8,000 meter drill program planned for the year, focused on extending mineralization further down dip at the Lower El Nino and Cloud Nine target. An updated mineral reserve and resource estimate is expected during the second half of 2021. The development of a ramp to access the deeper mineralization at El Nino is under way and is expected to be completed in the first quarter of 2023. Production of ore bodies accessed from the ramp is expected to begin in the second quarter of 2022.
The following is a summary of the material terms of the South Arturo Silver Stream:
•delivery of (i) 100% on the attributable silver production from the existing mineralized areas and (ii) 50% on the attributable silver production from the exploration area at the South Arturo Mine attributable to i-80 Gold (40% attribution); and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.
On October 14, 2021, i-80 Gold announced that it has completed an asset exchange agreement with NGM pursuant to which the i-80 Gold acquired certain assets from NGM in exchange for its 40% ownership in the South Arturo Mine and other assets.
Woodlawn Silver Stream – Heron Resources Limited
The Woodlawn Silver Stream is a silver stream on the Woodlawn Mine located in Australia. The Woodlawn Mine is operated by Heron Resources and has been put into care and maintenance (“C&M”) due to COVID-19 and other factors from the commissioning stage. The mine was historically mined via open pit and underground mining between 1978 and 1998 and primarily produced zinc, lead and copper concentrates. The operations at the Woodlawn Mine were suspended and the project has been put into C&M as of March 24, 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments.
Since August 2020, Heron Resources and its advisors have conducted a comprehensive and wide ranging process, engaging with more than 90 organizations, in an effort to secure a suitable outcome for its stakeholders and establishing a pathway to restart the Woodlawn Mine. The appointment of administrators has been made with a view to effecting a restructure and re-capitalization through the administration process. Heron Resources expects the administrators will progress restructure proposals with various parties, including new and existing stakeholders and the secured lenders. The

Q3 2021     Management’s Discussion & Analysis
administrators have been in direct contact with creditors and key stakeholders and is still working on a restructuring proposal.
The following is a summary of the material terms of the Woodlawn Silver Stream Agreement:
•The stream amount on payable silver is as follows:
•80% of the number of ounces of payable silver contained in the product until 2,150,000 ounces of refined silver have been sold and delivered;
•thereafter, 40% of the number of ounces of payable silver contained in the product until 3,400,000 ounces of refined silver have been sold and delivered;
•thereafter, 25% of payable silver for the remaining life of mine after; and
•subject to an ongoing payment of 20% of the prevailing silver market price for each ounce of silver acquired.
•The stream amount on payable zinc is as follows:
•Silver stream based on payable zinc where the amount of zinc is converted to silver at a rate of 170.2 ounces of silver per metric tonne of zinc;
•zinc stream rate of 0.30% until 140 tonnes of payable zinc have been delivered, thereafter, 1.15% until 910 tonnes of payable zinc delivered (in the aggregate), thereafter, 2.25% until 4,200 tonnes of payable zinc have been delivered (in the aggregate), and thereafter, 0.75% of payable zinc for the remaining life of the mine; and
•subject to an ongoing payment of 20% of prevailing silver market price.
The Woodlawn Silver Stream is secured by, among other things, a security interest in all of the present and after acquired property of Tarago Operations Pty Ltd (the seller under the Woodlawn Silver Stream agreement dated June 29, 2017, as amended on October 4, 2019) and its subsidiaries, subject to certain permitted encumbrances and an intercreditor agreement.
The Lead Marketing Fee Agreement
The Lead Marketing Fee Agreement consists of a 0.2% fee payable on each tonne of payable lead contained in the project lead concentrates of the Woodlawn Mine until such time as the fees has been paid for and in respect of 100,000 tonnes of payable lead.
Blackwater Gold Royalty – Artemis Gold Inc.
The Blackwater Gold Royalty consists of a 0.21% NSR royalty on all metals and minerals produced from the mineral tenure 515809 which covers a portion of the Blackwater Gold Project. The Blackwater Gold Project is a development project located in central British Columbia, Canada and operated by Artemis Gold Inc. (“Artemis Gold”).
On February 9, 2021, Artemis Gold announced that it had submitted applications to the Government of British Columbia to undertake an early works construction program in respect of its Blackwater Gold Project in British Columbia, Canada. The construction program is designed to focus on clearing of key infrastructure areas including haul roads, the stage 1 tailing storage facility and camp areas. In addition, construction of the mine access road and plant-site bulk earthworks will be fast-tracked to facilitate

Q3 2021     Management’s Discussion & Analysis
early mobilization of the Engineering, Procurement and Construction contractor to site upon receipt of major works permits.
On March 29, 2021, Artemis Gold executed a binding memorandum of understanding with Ausenco Engineering Canada Inc. providing for a guaranteed maximum price (“GMP”) for a fixed-price Engineering, Procurement and Construction (“EPC”) contract to construct a 5.5 million tonne per annum processing facility and associated infrastructure for the Blackwater Gold project in Central British Columbia. On April 9, 2021, Artemis Gold executed a credit approved mandate letter and term sheet from Macquarie Bank Limited (“Macquarie”) and National Bank of Canada (“National Bank”) to arrange a CAD$360 million Project Loan Facility (“PLF”), to fund a significant component of the estimated construction costs of the Blackwater Gold Project. Subject to final credit approval and final due diligence, Macquarie and National Bank would agree to each underwrite 50% of the PLF. In support of its Definitive Feasibility Study (“DFS”) and in preparation for commencement of construction for the Blackwater Gold Project, Artemis Gold has been conducting the following activities: ore grade control drilling to refine the detailed grade schedule and mine plan for the first year of production, metallurgical test work, geotechnical drilling as part of site preparation work, and a British Columbia Hydro study.
On May 4, 2021, Artemis Gold provided interim results of grade control drilling of high-grade near surface mineralization. The primary objectives of the grade control drilling program were to optimize the grade selectivity and mine schedule for managing the ore tonnes and grade to be processed in the first year of operations; more accurately delineate ore and waste boundaries to mitigate dilution; optimize drill and blast designs; and provide a larger sample size to reduce grade variability.
On May 25, 2021, Artemis Gold completed a CAD $171 million equity financing, the proceeds of which will be used to make a final cash acquisition payment, and to fund permitting and development costs for the project. As it continues to advance the project, Artemis Gold announced on May 27, 2021 that it had signed an impact benefits agreement with Nazko First Nation. On June 22, 2021, Artemis Gold announced the final results of grade control drilling of high-grade near surface mineralization. The program consisted of 561 holes and 33,216m of reverse circulation drilling, which commenced in mid-November 2020 and concluded at the end of March 2021, one month ahead of schedule. With all of the final assay results now completed and interpreted, the grade control drilling program has significantly increased confidence in the elevated gold grades within the wide, near surface mineralization in the target area earmarked for the first year of operations at Blackwater.
On July 15, 2021, Artemis Gold announced the approval of Mines Act Permit M-246 allowing for early construction works at the Blackwater gold project. The approval of the early works permit is the first step required for mine construction, allowing for the necessary site preparation and land clearing work to begin.
On September 13, 2021, Artemis Gold announced the results of its feasibility study (“FS”) for the Blackwater Gold Project. The results reflected several positive changes in the approach to the planned development of the Blackwater Gold Project. Phase 1 throughput has been expanded with a larger crushing circuit, providing greater operational throughput upside potential in the early years. Given the greatly reduced footprint of the Stage 1 facility, and the installation of a higher-capacity gyratory crusher in the proposed Stage 1 development, this will allow for a streamlined and construction-ready approach to the Phase 2 Expansion throughput of 12Mtpa. Increased up-front investments will also reduce expansion capital. The FS also highlights accelerated Phase 2 and Phase 3 expansions. Artemis Gold also included an initial investment to replace diesel and propane-powered components within the process plant facility to reduce the carbon footprint of the Blackwater Gold Project, which will support its ESG goals. The net result of the FS is an after-tax net present value at a 5% discount rate of CA$2.15 billion,

Q3 2021     Management’s Discussion & Analysis
an after-tax Internal rate of return of 32%, and an after-tax payback period of 2.3 years. Artemis Gold is targeting the second quarter of 2022 for the start of the Blackwater Construction.
Caserones Copper Royalty – Minera Lumina Copper Chile
On May 13, 2021, the Company entered into an agreement with Appian Capital Chile SpA, a subsidiary of the Appian Natural Resources Funds, to acquire an indirect interest in a 0.28% NSR royalty on the producing Caserones Mine for cash consideration of $23 million as well as the issuance of 2,000,000 common share purchase warrants of Nomad, entitling the holder thereof to acquire up to 200,000 common shares (on a post-consolidation basis) at a price of US$10.85 (on a post-consolidation basis) per common share until May 13, 2024. As part of this transaction, Nomad acquired shares representing a 30% ownership interest in Compania Minera Caserones (“CMC”), a private Chilean company which holds the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones Mine. The transfer of the CMC Shares to Nomad became effective on May 24, 2021, following the registration of the CMC Shares in the shareholders’ registry of the Custodian of Mines of Santiago, Chile. The transaction had an economic effective date of May 1, 2021 with the dividend payment related to the activities of the second quarter of 2021 and attributable to Nomad received in September 2021.
On August 31, 2021, the Company acquired an additional 37.5% ownership interest in CMC for cash consideration of $27.25 million. The transaction had an economic effective date of April 1, 2021 with the first dividend payment related to the activities of the second quarter of 2021 and attributable to Nomad received in September 2021. The acquisition of the 37.5% ownership interest is in addition to the 30% ownership interest acquired in May 2021 for a total ownership interest of 67.5% (the “CMC Shares”). The Company concluded that it acquired control over CMC on August 31, 2021 and, consequently, consolidated CMC's results starting August 31, 2021. Dividends declared prior to August 31, 2021 in connection with the 37.5% ownership interests reduced the consideration paid by the Company.
Please refer to Note 5 of the Financial Statements for details on the acquisition of the CMC Shares completed in May and August 2021.
The Caserones Mine is owned and operated by Minera Lumina Copper Chile (“Lumina”), which is indirectly owned by JX Nippon Mining & Metals Corporation. The mine consists of an open pit mining operation, with a plant to produce copper and molybdenum concentrates from primary sulfides, and a solvent extraction and electro winning plant (SX-EW) to produce copper cathodes with oxide ore processing, mixed and secondary sulfides. The mine is located in the Atacama region of Chile and has over 5 years of operational history with a current estimated mine life of 19 years. The mine is located 15 km west of the international border with Argentina and 162 km southeast of the city of Copiapó (the capital of the Atacama region) at an elevation of approximately 4,000m above sea level.
In 2020, the Caserones Mine produced 127kt Cu and 2,453t of Mo with expected life of mine average annual payable production of ~147kt Cu Eq. The mine benefits from a significant historical investment of US$4.2 billion and well established infrastructure, and is expected to produce significant volumes of copper and molybdenum over the long term.
On September 5, 2021, Lumina and its employees' union conjointly announced the approval and ratification of a new collective agreement valid for 36 months. Additionally, on October 26, 2021, Lumina and its supervisors' union reached an agreement for an early collective bargaining, the process allowed for the signing of a new collective agreement that will be in force for 36 months.

Q3 2021     Management’s Discussion & Analysis
Gualcamayo Gold Royalty and DCP Commercial Production Payment – Mineros S.A
The Gualcamayo Gold Royalty consists of an NSR royalty on the Gualcamayo Mine which is located in the Province of San Juan, Argentina and is currently operated by Mineros S.A. (“Mineros”). The oxides component of the Gualcamayo Mine is in production and has produced 2.01 million ounces of gold from both open pit and underground operations between the commencing of commercial production in 2009 and 2019, according to a NI 43-101 technical report entitled “Technical Report on the Gualcamayo Property, San Juan and La Rioja Provinces, Argentina” dated August 15, 2020 with an effective date of July 10, 2020, prepared for Mineros. The deep carbonate project (“DCP”) component of the mine consists of a mineral resource located mainly to the west at the depth of the current mining operations and is at the pre-feasibility study stage of development.
Mineros has informed the Company that it is investing $8 million annually in near-mine exploration and infill drilling to increase mine life. Only 20% of the 20,000-hectare land package has been explored.
The details of the Gualcamayo Gold Royalty, including the DCP commercial production payment, are as follows:
•2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP component of the mine; the maximum aggregate amount payable under the Gualcamayo Gold Royalty is capped at $50 million;
•1.5% NSR royalty on production from the DCP in perpetuity; and
•DCP commercial production payment of $30 million upon commencement of the DCP commercial production whereby the Company is entitled to be paid by Mineros Chile S.A. the DCP commercial production payment within five business days of commencement of the DCP commercial production. The Gualcamayo DCP component of the mine has not declared commercial production as at December 31, 2020.
Moss Gold Royalty – Elevation Gold Mining Corporation
The Moss Gold Mine is located in Arizona, U.S.A., and has been producing since 2018 by the operator Elevation Gold Mining Corporation, formerly Northern Vertex Mining Corp (“Elevation Gold”).
The Moss Gold Royalty consists of a 0.5% to 3% NSR royalty on all metals and minerals produced from specific claims within the Moss Gold Mine as follows:
•a 1.0% NSR royalty on certain patented lode claims with no other royalty within the Moss Gold Mine;
•a 0.5% overriding NSR royalty on all production within the Moss Gold Mine derived from certain patented load claims with other royalty interests; and
•a 3% NSR royalty on any and all production derived from 63 unpatented lode claims within the Moss Gold Mine and on public lands within one mile of Moss Gold Mine’s outside perimeter of the present claim boundary.
Elevation Gold is conducting an aggressive exploration program with 3 drill rigs on site to expand the resource with the aim at extending the mine life and testing district scale targets. Recent results intersected high grade at the Ruth Vein target, widespread mineralization within the Gold Bridge and West Extension targets located 1.5 kilometres west of the pit, and similar Moss pit mineralization at the

Q3 2021     Management’s Discussion & Analysis
West target. Phase II drilling program was initiated in November 2020 and extended to February 2021, Phase II will focus on the high-grade Ruth Vein target, resource infill at Gold Bridge and target new discoveries within extensive stockwork gold and silver mineralization both on strike and at depth at the Moss Mine. The combined Phase I and II drilling programs will total 32,000 metres. In addition to the multi-phased exploration program, Elevation Gold continued to successfully implement a number of new initiatives to further optimize operations and reduce costs at the Moss Mine.
The Moss Mine is currently the largest pure gold and silver mine in Arizona, with large scale exploration potential. Elevation Gold has indicated that during the first half of 2021 the exploration plan included infill drilling, property-wide exploration, and drill target definition for resource expansion. For the second half of 2021, the exploration focus will be on resource expansion drilling, regional geophysics, and a priority regional target drilling campaign.
Elevation Gold completed a pad expansion and had considerable resource expansion drilling success, some of the recent intercepts included, 36.58m of 1.46 g/t Au and 35.1 g/t Ag, 30.85m of 1.65 g/t Au and 34.25 g/t Ag, 21.34m of 1.98 g/t Au and 23.75 g/t Ag, 28.96m of 2.28 g/t Au and 28.84 g/t Ag and, 9.15m of 4.90 g/t Au and 57.18 g/t Ag (refer to Elevation Gold’s corporate presentation dated July 13, 2021). The resource expansion drilling is focused on intra and near mine opportunities for resource expansion, potential resource expansion exists down dip and along strike from existing operation. The Geological model was rebuilt from February to July 2021 in order to identify opportunities and issues. Following the review, Elevation Gold observed that numerous infill drill holes stopped short of the gold vein creating artificial gaps in the resource. Significant opportunities exist to positively impact the resource and mine plan, which will be incorporated into future drill programs and in Elevation Gold’s 2022 resource update.
Elevation Gold announced gold sales of 8,045 ounces for the second quarter of 2021. During the second quarter of 2021, the 3A Heap Leach construction project was completed. The focus during the second half of 2021 is on further debottlenecking of the crusher, which has already delivered more than a 40% reduction in unit costs year over year moving from 1/4” to 3/8” crush size, improving drill and blast operating procedures to improve fragmentation and throughput, improving the mine plan as they advance the infill and exploration drill program, and reducing mining and overhead costs.
On October 21, 2021, Elevation Gold announced a 36% increase to Measured and Indicated Resources at the Moss Gold Mine. Elevation Gold’s new leadership believes the Moss Gold Mine and surrounding 168 square kilometer land package possesses unrealized gold exploration potential. Consequently, Elevation Gold began an aggressive near mine and regional exploration drilling program in March 2021 to deliver new resources ounces while beginning to demonstrate the potential of the Moss Gold Mine. The new Technical Report only incorporates the results of the drilling to a May 24, 2021 cut-off. Since this cut-off date, Elevation Gold has completed approximately 100 drill holes and continues to encounter significant mineralization, which are not included in the Mineral Resource and Mineral Reserve estimates presented in this new Technical Report.

Q3 2021     Management’s Discussion & Analysis
Premier Gold Prepay Loan – Premier Gold Mines Limited (Terminated in April 2021)
The gold prepay loan investment was a senior-secured loan whereby an initial cash advance of $42.2 million was provided to Premier Gold in September 2016 (“Premier Gold Prepay Loan”). Pursuant to the Premier Gold Prepay Loan, Premier Gold was required to deliver at least 2,450 ounces of refined gold in each quarter of a calendar year until June 30, 2020. The Premier Gold Prepay Loan bore interest at 6.5% payable quarterly in cash.
On March 4, 2020, an incremental term facility in the principal amount of $15.5 million to supplement the $42.2 million original term facility was made available to Premier Gold pursuant to the gold prepay credit agreement, which was amended and restated pursuant to a first amended and restated gold prepay agreement dated January 31, 2019.
As per the amended and restated gold prepay agreement, Premier Gold was required to continue delivering 2,450 ounces of refined gold until June 30, 2020 and was required to deliver 1,000 ounces of refined gold thereafter (subject to upward and downward adjustments in certain circumstances). As per the adjustments to the quarterly gold quantity and aggregate gold quantity provisions of the agreement ("Threshold Gold Price Clause"), if the quarterly average gold price was greater than $1,650 per ounce, then the aggregate gold quantity deliverable was reduced by 100 ounces of refined gold, effective as of the first day of the next quarter (and if the quarterly average gold price was less than $1,350 per ounce, then the aggregate gold quantity deliverable was increased by 100 ounces of refined gold).
On April 7, 2021, in connection with the closing of the acquisition of Premier Gold by Equinox, the Company amended its Mercedes and South Arturo silver stream as described in sections “Mercedes Gold and Silver Stream – Equinox Gold Corp.” and “South Arturo Silver Stream – i-80 Gold Corp.” above. Concurrently with the completion of the amendments, the Gold Prepay Agreement was terminated.
RDM Gold Royalty – Equinox Gold Corp.
The RDM Gold Royalty is an NSR royalty on the RDM Gold Mine, which is located in the northern part of Minas Gerais, Brazil. The RDM Gold Mine is operated by Mineração Riacho dos Machados, a wholly-owned Brazilian subsidiary of Equinox Gold Corp. (the company resulting from the combination of Equinox Gold Corp. and Leagold Mining Corporation pursuant to an arrangement that became effective on March 10, 2020) and is currently in production. On February 9, 2021, Equinox announced an investment of $35 million in growth capital relating entirely to capitalized stripping for a pushback of the open-pit, providing lower strip access to the ore body in future years.
The details of the RDM Gold Royalty are as follows:
•1% NSR royalty on the revenue related to the sale of gold;
•2% NSR royalty on the revenue related to sale of mineral products which originates in any other minerals (base metals); and
•payable on a semi-annual basis in February and August of each year.
As per Equinox disclosure, the RDM Gold Mine production for 2021 was increased to 60,000 to 65,000 ounces of gold, reflecting a strong performance in the first half of 2021. During the second quarter of 2021, the RDM Gold Mine produced 14,089 ounces and sold 13,764 ounces of gold. In the second quarter of 2021, despite lingering effects from heavy rainfall early in the quarter, the RDM Gold Mine mined 19% more ore than the previous quarter, at similar grades. However, ore grade processed from the stockpile was 25% lower than the first quarter of 2021, resulting in a lower overall grade for the

Q3 2021     Management’s Discussion & Analysis
second quarter. Non-sustaining capital has been reduced to $25 million and relates entirely to capitalized stripping for a major expansion pushback of the open pit that will provide improved access to the ore body in future years, with $15 million spent in the first half of 2021. During the second quarter of 2021 the RDM Gold Mine had no lost-time injuries.
Robertson Gold Royalty — Barrick Cortez Inc.
The Robertson Gold Royalty consists of a 1.00% to 2.25% sliding scale NSR royalty on the Robertson property and is determined based on the observed gold price during each quarterly period of production based on the average LBMA Gold Price PM, as follows:

Average gold price during the quarter ($/ounce)	Applicable NSR royalty rate
Up to and including $1,200	1.00%
$1,200.01 to $1,400	1.25%
$1,400.01 to $1,600	1.50%
$1,600.01 to $1,800	1.75%
$1,800.01 to $2,000	2.00%
Over $2,000	2.25%

In the event that the Robertson property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick Cortez Inc. will make annual advance royalty payments of $0.5 million, which will be non-refundable and fully credited against any future obligations under the Robertson Gold Royalty.
The Robertson property is an advanced exploration project located in Nevada, USA and operated by Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”). On November 20, 2020, Barrick announced during their investor day presentation that the Robertson property was now included within the five-year plan at Cortez, with first production expected in 2025. As per current guidance, Cortez is forecasted to produce 750,000 to 850,000 ounces annually from 2021 to 2025. Additionally, on the exploration front, Barrick will be conducting drilling programs at the Robertson property and initiate earlier stage generative exploration work on the Pipeline-Robertson corridor.
On February 18, 2021, following a strategic review by executive teams from Barrick and NGM, significant geological prospectivity of the NGM properties was confirmed and Barrick outlined its key development projects. Barrick mentioned that agile management and exploration and orebody knowledge was implanted at NGM and was already delivering results. The area between Pipeline and Robertson in the Cortez complex was mentioned as an area with exciting opportunities for major new discoveries.
On May 5, 2021, Barrick mentioned that, at Robertson, they were converting improved geological knowledge of the area into growth opportunities. Step-out drilling, 300 meters beyond the existing resource blocks suggest there is considerable near surface upside that could lead to additional discoveries and validate the potential of this area. Barrick are also looking at Pipeline, an old tier 1 asset, immediately adjacent to Robertson which could provide a significant addition to Cortez life of mine. At Robertson, on the western side of the district, drilling results were received from the Distal target, to the west of current resources, testing a structure which is potentially analogous to the controls of mineralization at the Gold Pan/39A zone. These results yielded multiple significant intercepts confirming

Q3 2021     Management’s Discussion & Analysis
the nature of the hypothesized mineralization control and an up-dip extension to surface. Metallurgical test work for processing at the Pipeline oxide mill and the heap leach is in progress. Continuing on the western side of the district, sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits, as well as intrusive related mineralization at Robertson five kilometers to the north. Surface mapping and sampling has identified a favorable structural setting between the Pipeline/Crossroads and Robertson deposits with folds and thrust faulting, as well as high angle faults carrying anomalous gold indicative of leakage from a target at depth.
On May 25, 2021, Barrick discussed the progression of the Robertson deposit in detail during its annual Nevada Gold Mines Investor Day. As per Barrick, Robertson is currently being qualified as an Emerging Tier Two Gold Asset, defined as an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve. Several positive milestones are upcoming, with the Notice of Intent planned for the second quarter of 2022, a Record of Decision for the second quarter of 2023, and most significant to Nomad, initial production during the fourth quarter of 2024, subject to permitting. A pre-feasibility study is currently being prepared with respect to the development of Robertson. It is expected that equipment and manpower from the Cortez operation will be transferred to Robertson once the Crossroads Open Pit mine is completed. The leach grade ore is to be processed through a High-Pressure Grinding Roll (HPGR) Crusher and the higher grades processed at the existing Pipeline oxide mill.
On the exploration front, Barrick stated that upside has been identified within the current surface oxide deposit at Robertson, and that additional material in the range of 50 to 60 million tonnes at grades between 0.3 g/t and 0.5 g/t gold could be projected at or near surface. Additionally, a new mineralized structure at Robertson parallel to the main ore controlling structure had been defined.
Additionally, the corridor between Robertson and the existing Pipeline operation has been identified as an area of strong interest for deep exploration. This represents a seven kilometer trend with the potential for larger multimillion ounce deposits. There are currently five areas of interest within this corridor.
On August 9, 2021, Barrick announced that a resource definition drilling is ongoing at Robertson with assays expected in the third quarter of 2021. Drilling also continues at the Porphyry target with preliminary results confirming controls to mineralization. At the Distal target, the up-dip and northerly extension of robust mineralization intersected in the prior quarter were to be drill tested during the third quarter of 2021. Sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits and intrusive related mineralization at Robertson. Drilling has commenced on one framework drill hole testing for a favorable structural setting between the two deposits. The target area contains fold and thrust faulting, as well as high angle faults carrying anomalous gold and are indicative of a potential mineralized system at depth. The area has no historic deep drilling, and this hole is estimated to reach the targeted stratigraphy in the third quarter of 2021.
Potential resource expansion between resource pits to the west and at depth exist and mineralization is open to the north and to the west. A prefeasibility study is expected by the end of 2021.
Suruca Gold Royalty – Lundin Mining Corporation
The Suruca Gold Royalty is a 2% NSR royalty on the Suruca gold deposit upon which the Suruca project is being developed. The Suruca project is located in Goias State, Brazil approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. The Suruca project is a gold-bearing development project operated by Mineração Maracá Indústria e

Q3 2021     Management’s Discussion & Analysis
Comércio S.A., the owner of the Chapada Copper-Gold Mine and a subsidiary of Lundin Mining Corporation. The Suruca project is located approximately seven kilometres north-east from the Chapada Copper-Gold Mine. The Suruca project is not yet in production.
In 2017, the Suruca SW mineralization was discovered exhibiting similar geological features to the Chapada deposit. Lundin Mining stated that during 2020, the objective was to delineate the copper-gold mineralization to the south west of Suruca. At year end 2020, 1,051 holes have been drilled for an aggregate total of 87,211 m at Suruca. During 2020, drilling was carried out in the copper-gold Suruca SW portion, where 2,047 m were drilled in 14 holes, notably hole SU_1085 reported 27.4 metres at 0.25% Cu; 0.19 g/t Au from 35 metres, which included 9.6 metres at 0.32% Cu; 0.24 g/t Au from 38 metres. Separate metallurgical test work programs were initiated for the oxide and sulfide samples. Kappes, Cassiday & Associates updated and completed test work program which confirmed the amenability of Suruca ore to cyanide leaching and recommended further compaction test work.
Troilus Gold Royalty – Troilus Gold Corp.
The Troilus Gold Royalty consists of a 1% NSR royalty on all metals and minerals produced from 81 mining claims and one surveyed mining lease comprising the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the Frotêt-Evans Greenstone Belt in Québec, Canada and operated by Troilus Gold Corp. (“Troilus”). From 1996 to 2010, Inmet Mining Corporation operated the Troilus project as an open pit mine, producing more than 2,000,000 ounces of gold and nearly 70,000 tonnes of copper as disclosed in the Preliminary Economic Assessment of the Troilus Gold Project dated October 14, 2020 with an effective date of August 2020 (see Troilus' press release dated January 21, 2021) (“PEA”).
In early 2021, Troilus reported positive results on the Southwest zone, including a 200-metre step-out hole which intersected high-grade gold-bearing mineralization between 50 metres and 450 metres from surface, and located outside of the NI 43-101 mineral resource envelope and the open pit proposed in the PEA. On March 16, 2021, Troilus reported additional assay results from the Southwest zone, expanding the mineralized strike length by a further +25%. On April 8, 2021, Troilus reported assay results for additional five drill holes from the Southwest Zone further expanding the gold zone by 40% to 1.5 kilometres. These results follow the winter 2021 drilling program, where Troilus implemented a 7,000 metres per month drilling program with the objective of expanding the mineral resource estimate at the Southwest Zone, definition drilling in the Z87 and J Zone and geotechnical drilling in support of the Pre-Feasibility Study. A Pre-Feasibility Study is expected to be published in the second half of 2021 and an Environmental Impact Study targeted for early 2022 for the Troilus Gold Project.
As at June 4, 2021, over 69,300 metres have been drilled since the 2020 resource estimate cut-off and an updated mineral resource and inaugural reserve report is expected in the second half of 2021 and an Environmental Impact Study is targeted for early 2022 for the Troilus Gold Project. Recent exploration results have considerably extended the western footprint of the J Zone and the Southwest Zone towards the northeast. Troilus continues to drill at a rate of 10,000 metres per month. During the second quarter of 2021, Troilus completed CAD $45 million in equity financing in order to continue its exploration program and advance pre-feasibility works at the Troilus Gold Project. Troilus also appointed Mr. Richard Harrisson as Chief Operating Officer, a mining industry veteran who brings a wealth of experience in mine engineering, construction and operations having held senior positions at some of Canada’s premier operations over the last 20 years. Most recently, Mr. Harrisson served as Director of

Q3 2021     Management’s Discussion & Analysis
Project Evaluations at the Canadian Malartic mine where he oversaw the engineering and pre-development of the $1.7 billion Odyssey Project from conception through to the current construction.
On July 15, 2021, Troilus announced an initial investment of CA$11.5 million, by Investissement Québec and Fonds de solidarité FTQ. More importantly, Troilus and its strategic Québec-based institutional shareholders have defined a long-term strategic framework focused on defining and establishing full project financing options for the development of the Troilus Gold Project as it moves through feasibility. On the exploration front, on October 19, 2021, Troilus announced the extension of the strike length of the Southwest Zone by about 25% to over 1.85 kilometers and 350 metres beyond known mineralization. Of note, Troilus intercepted 1.20 g/t gold equivalent over 19 metres and within 100 metres from surface.
Qualified Persons
The technical and scientific information contained in this MD&A relating to properties and operations on the properties on which the Company holds royalty, stream or other interests has been reviewed and approved in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) by Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad, a “qualified person” as defined in NI 43-101.
Basis of Presentation of the Consolidated Financial Statements
The condensed consolidated interim financial statements have been prepared in accordance with IFRS and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and the condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.
The condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. The condensed consolidated interim financial statements also include the condensed combined carve-out interim financial statements of the Orion Fund II Portfolio for all periods prior to the completion of the RTO Transaction on May 27, 2020. For dates and periods before the closing of the RTO Transaction, as Orion Fund II Portfolio was deemed to be the acquirer of Nomad, the Financial Statements are based on the combined carve-out financial statements of Orion Fund II Portfolio representing the activities, assets and liabilities of the Orion Fund II Portfolio on a “carve-out” basis, rather than representing the legal structure. For all periods before the closing of the RTO Transaction presented in the Financial Statements, the economic activities related to the Orion Fund II Portfolio are combined as they were under common control.
The accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2020, except for certain new significant accounting policies adopted since then and for the reclassification of the expenses related to project evaluations from General and administrative expenses to Project evaluation expenses.

Q3 2021     Management’s Discussion & Analysis
Selected Financial Information
The following tables present selected financial information. All amounts are expressed in thousands of U.S. dollars, except gold equivalent ounces earned and sold, per ounce amounts and per share amounts. All previously reported per share amounts have been retrospectively restated to reflect the share consolidation.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Statement of comprehensive income:
Revenue	6,125	7,568	20,369	19,982
Gross profit	2,089	1,853	6,215	2,810
Operating income (loss)	411	2,082	41	(19,484)
Net income	929	526	931	8,847
Net income attributable to Nomad's shareholders	824	526	826	8,847
Net income per share (basic)	0.01	0.01	0.01	0.21
Net income per share (diluted)	0.01	0.01	0.01	0.21

Cash flows:
Operating cash flows	492	5,243	9,235	15,620
Investing cash flows	(25,037)	(1,940)	(49,318)	(24,291)
Financing cash flows	23,756	(514)	42,187	23,699

Non-IFRS measures:
Cash operating margin attributable to Nomad(1)	5,112	6,514	17,026	18,222
Total cash costs(1)	694	1,054	3,023	1,760
Adjusted net income (loss)(1)	(857)	1,992	(14)	8,377
Adjusted net income (loss) per share (basic and diluted)(1)	(0.02)	0.04	—	0.20

Operational measures:
Gold equivalent ounces earned(¹)	4,772	3,769	13,141	10,386
Gold equivalent ounces sold(¹)	4,772	3,933	13,141	11,283

	As at September 30, 2021	As at December 31, 2020
	$	$
Consolidated balance sheets:
Cash	24,621	22,517
Total assets	358,658	290,028
Working capital(²)	18,693	27,418
(1) This measure is a non-IFRS measure. Please refer to section Non-IFRS and Other Measures of this MD&A.
(2) Working capital is defined as current assets less current liabilities.

Q3 2021     Management’s Discussion & Analysis
Review of Performance for the three months ended September 30, 2021
For the three months ended September 30, 2021, revenue was $6.1 million compared with $7.6 million for the corresponding period in 2020. The decrease of $1.5 million is primarily due to the decrease in realized gold and silver prices and the lower deliveries of gold ounces from the Bonikro Gold Stream partially offset by the revenue related to the Caserones Copper Royalty acquired on August 31, 2021 (see details below).
For the three months ended September 30, 2021, net income and cash flows provided from operating activities were $0.9 million and $0.5 million, respectively, compared with $0.5 million and $5.2 million, respectively, for the corresponding period in 2020. The following factors resulted in an increase to net income and cash flows relative to the prior year period:
•A $1.5 million decrease in the fair value of the liability for the conversion option of the deferred payment to Yamana Gold Inc. compared to an increase of $3.1 million for the corresponding period in 2020, mainly due to the variation in the Company’s share price and time value of the instrument.
•A decrease of $0.2 million in share-based compensation resulting mainly from the lower number of restricted share units issued to senior executives to forego the cash payment of their respective salaries for the 12-month period following the completion of the RTO Transaction.
•Prior to August 31, 2021 and as described in section "Caserones Copper Royalty – Minera Lumina Copper Chile", the Company accounted for its 30 % interest in CMC as an investment in associate. Consequently, the net income of the Company includes its share of CMC's income of $0.3 million for the period from July 1, 2021 to August 31, 2021.
Offset by:
•A decrease in revenue of $1.5 million (as described above) and an increase in depletion expenses of $0.4 million mainly related to the Caserones Copper Royalty acquired on August 31, 2021, offset by a decrease in purchased cost of gold and silver of $2.1 million mainly related to the termination of the Premier Gold Prepay Loan on April 7, 2021.
•General and administrative expenses higher by $1.0 million mainly related to costs directly related to the listing and trading of Nomad's common shares on the NYSE and increase in the Company's activities.
•No change in the fair value of the Premier Gold Prepay Loan for the three months ended September 30, 2021 following its termination on April 7, 2021 compared to an increase in fair value of $1.4 million for the corresponding period in 2020 due to the variation in gold price.
•An increase of $0.4 million in finance costs related to the effective interest rate of the deferred payment to Yamana Gold Inc., standby fees and amortization of fees incurred in connection with the revolving credit facility and interest expense following the $50 million borrowing under the revolving credit facility to finance the acquisitions of the interests in CMC.

Q3 2021     Management’s Discussion & Analysis
The following tables summarize the revenue, revenue attributable to Nomad, gross profit, and cash flows from operating activities attributable to Nomad for the producing royalty and stream interests for the three months ended September 30, 2021 and 2020:

	For the three months ended September 30, 2021
	Revenues (in $000s)	Gross profit (in $000s)	Revenues attributable to Nomad (in $000s)	Cash operating margin attributable to Nomad(1) (in $000s)
Bonikro Gold Stream	2,220	458	2,220	1,720
Mercedes Gold and Silver Stream	2,332	609	2,332	2,193
South Arturo Silver Stream	23	16	23	18
Blyvoor Gold Stream	153	94	153	103
RDM Gold Royalty	299	168	299	299
Moss Gold Royalty	116	24	116	116
Caserones Copper Royalty	982	720	663	663
Total	6,125	2,089	5,806	5,112
The table above reflects information from the Caserones Copper Royalty starting from the acquisition of control on August 31, 2021. For the period before acquisition of control, the Company estimated the gross dividend to approximate $3.1 million of which $1.7 million related to CMC's activities for the second quarter of 2021 was received in September 2021.

	For the three months ended September 30, 2020
	Revenues (in $000s)	Gross profit (in $000s)	Revenues attributable to Nomad (in $000s)	Cash operating margin attributable to Nomad(1) (in $000s)
Premier Gold Prepay Loan	1,698	—	1,698	1,698
Bonikro Gold Stream	3,750	993	3,750	2,968
Mercedes Gold and Silver Stream	1,138	476	1,138	901
South Arturo Silver Stream	15	12	15	13
Woodlawn Silver Stream	187	117	187	154
RDM Gold Royalty	780	255	780	780
Total	7,568	1,853	7,568	6,514

Q3 2021     Management’s Discussion & Analysis
For the three months ended September 30, 2021 and 2020, gold equivalent ounces earned(1) from each of the producing royalty and stream interests are as follows:

	Gold equivalent ounces earned(1)
	For the three months ended September,
	2021	2020
Premier Gold Prepay Loan	—	900
Bonikro Gold Stream	1,250	1,791
Mercedes Gold and Silver Stream	1,355	576
South Arturo Silver Stream	12	7
Blyvoor Gold Stream	86	—
Woodlawn Silver Stream	—	86
RDM Gold Royalty	167	409
Moss Gold Royalty	65	—
Caserones Copper Royalty	1,837	—
Total	4,772	3,769

(1) Gold equivalent ounces earned, gold equivalent ounces sold and cash operating margin attributable to Nomad are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
Review of Performance for the nine months ended September 30, 2021
For the nine months ended September 30, 2021, revenue was $20.4 million compared with $20.0 million for the corresponding period in 2020. The increase of $0.4 million is primarily due an increase of revenue generated by the Bonikro Gold Stream, the RDM Gold Royalty, the Moss Gold Royalty and the Caserones Copper Royalty (see details below) partially offset by a decrease in realized gold prices.
For the nine months ended September 30, 2021, net income and cash flows from operating activities were $0.9 and $9.2 million, respectively, compared with $8.8 million and $15.6 million, respectively, for the corresponding period in 2020. The increases are primarily due to the following factors:
•An increase in revenue of $0.4 million (as described above) and a decrease in purchased cost of gold and silver of $7.2 million mainly related to the termination of the Premier Gold Prepay Loan on April 7, 2021, partially offset by an increase in depletion expenses of $4.2 million mainly related to the Caserones Copper Royalty acquired on August 31, 2021, the new gold deliveries under the Mercedes Gold and Silver Stream Agreement and the assets acquired in 2020.
•A $2.6 million decrease in the fair value of the liability for the conversion option of the deferred payment to Yamana Gold Inc. compared to an increase of $8.1 million for the corresponding period in 2020, mainly due to the variation in the Company’s share price and time value of the instrument.
•A decrease of $0.4 million in share-based compensation resulting mainly from the lower number of restricted share units issued to senior executives to forego the cash payment of their respective salaries for the 12-month period following the completion of the RTO Transaction.
•Prior to August 31, 2021 and as described in section "Caserones Copper Royalty – Minera Lumina Copper Chile", the Company accounted for its 30 % interest in CMC as an investment in associate. Consequently, the net income of the Company includes its share of CMC's income of $0.4 million for the period from May 24, 2021 to August 31, 2021.

Q3 2021     Management’s Discussion & Analysis
Partially offset by:
•General and administrative expenses higher by $2.1 million mainly related to costs directly related to the listing and trading of Nomad's common shares on the NYSE and increase in the Company's activities since the RTO Transaction.
•A $0.7 million decrease in the fair value of the Premier Gold Prepay Loan for the nine months ended September 30, 2021 compared to an increase in fair value of $5.0 million for the corresponding period in 2020 due to the variation in gold price and ounces to be delivered under the Premier Gold Prepay Loan (terminated on April 7, 2021).
•An increase of $1.3 million in finance costs related to the effective interest rate of the deferred payment to Yamana Gold Inc., standby fees and amortization of fees incurred in connection with the revolving credit facility and interest expense following the $50 million borrowing under the revolving credit facility to finance the acquisition of the interest in CMC in 2021.
In addition to the factors described above, an income tax recovery of $35.1 million was recorded on May 27, 2020, in connection with the RTO Transaction to reflect the increase in the tax bases of the assets held by Orion Portfolio Fund II as a result of their migration to Canada for tax purposes. This amount was offset by the recognition of listing expenses of $23.5 million related to the RTO Transaction.
The following tables summarize the revenue, revenue attributable to Nomad, gross profit, and cash flows from operating activities attributable to Nomad for the producing royalty and stream interests for the nine months ended September 30, 2021 and 2020:

	For the nine months ended September 30, 2021
	Revenues (in $000s)	Gross profit (in $000s)	Revenues attributable to Nomad (in $000s)	Cash operating margin attributable to Nomad[1] (in $000s)
Premier Gold Prepay Loan	1,518	—	1,518	1,518
Bonikro Gold Stream	7,407	1,545	7,407	5,744
Mercedes Gold and Silver Stream	9,081	3,363	9,081	7,795
South Arturo Silver Stream	58	43	58	47
Blyvoor Gold Stream	193	117	193	130
RDM Gold Royalty	733	326	733	733
Moss Gold Royalty	396	101	396	396
Caserones Copper Royalty	982	720	663	663
Total	20,368	6,215	20,049	17,026
The table above reflects information from the Caserones Copper Royalty starting from the acquisition of control on August 31, 2021. For the period before acquisition of control, the Company estimated the gross dividend to approximate $3.1 million of which $1.7 million related to CMC's activities for the second quarter of 2021 was received in September 2021.

Q3 2021     Management’s Discussion & Analysis

	For the nine months ended September 30, 2020
	Revenues (in $000s)	Gross profit (in $000s)	Revenues attributable to Nomad (in $000s)	Cash operating margin attributable to Nomad[1] (in $000s)
Premier Gold Prepay Loan	9,992	20	9,992	9,992
Bonikro Gold Stream – cash settled	425	190	425	425
Bonikro Gold Stream – in-kind delivery	4,178	989	4,178	3,299
Mercedes Gold and Silver Stream	3,418	784	3,418	2,767
South Arturo Silver Stream	35	11	35	31
Woodlawn Silver Stream	1,154	561	1,154	928
RDM Gold Royalty	780	255	780	780
Total	19,982	2,810	19,982	18,222
For the nine months ended September 30, 2021 and 2020, gold equivalent ounces earned(1) from each of the producing royalty and stream interests are as follows:

	Gold equivalent ounces earned(1)
	For the nine months ended September,
	2021	2020
Premier Gold Prepay Loan	900	5,800
Bonikro Gold Stream – cash settled	—	322
Bonikro Gold Stream – in-kind delivery	4,158	2,198
Mercedes Gold and Silver Stream	5,262	963
South Arturo Silver Stream	31	19
Blyvoor Gold Stream	109	—
Woodlawn Silver Stream	—	675
RDM Gold Royalty	407	409
Moss Gold Royalty	220	—
Caserones Copper Royalty	2,054	—
Total	13,141	10,386
(¹) Gold equivalent ounces earned, gold equivalent ounces sold and cash operating margin attributable to Nomad are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
Review of Balance Sheet
Assets
Total assets were $358.7 million as at September 30, 2021 compared to $290.0 million as at December 31, 2020. As at September 30, 2021, total assets are comprised of non-current and current assets of $325.3 million and $33.4 million respectively ($258.2 million and $31.8 million respectively as at December 31, 2020). The non-current assets are comprised of the royalty, stream and other interests and the deferred tax assets. The increase of non-current assets of $67.1 million is mainly due to the acquisition of the CMC Shares as described in section "Caserones Copper Royalty – Minera Lumina Copper Chile". The acquisition of the CMC Shares is offset by the depletion of the producing stream and royalty interests. Current assets primarily comprise cash, amounts receivable and other current assets. The increase in current assets of $1.5 million relates mainly to the acquisition of the CMC assets,

Q3 2021     Management’s Discussion & Analysis
partially offset by the transfer of the fair value of the Premier Gold Prepay Loan to the cost of the Mercedes Gold and Silver Stream in connection with the amendments described to section Mercedes Gold and Silver Stream – Equinox Gold Corp. of this MD&A.
Liabilities
Total liabilities as at September 30, 2021 primarily comprise an amount of $10.0 million related to the Deferred Payment payable to Yamana Gold Inc. and the related conversion option measured at fair value and the borrowings of $50 million under the revolving credit facility used to finance the acquisition of the CMC Shares described above.
Equity
Total equity increased by $20.4 million as at September 30, 2021 compared to December 31, 2020, reflecting the dividends declared in 2021 offset by the shares issued for the Blackwater Gold Royalty acquisition, the share purchase warrants issued for the acquisition of CMC's interest and the share-based compensation for the nine months ended September 30, 2021. Following the acquisition of the CMC Shares described above, an amount of $23.8 million was recorded to reflect the non-controlling interest in CMC.
Quarterly Information
Selected quarterly financial and statistical information for the most recent eight quarters is set out below (in thousands of dollars, except for amounts per share):

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Cash	24,621	25,410	25,332	22,517	15,028	12,239	4,692	—
Total assets	358,658	309,188	287,645	290,028	244,871	224,716	91,563	76,255
Total revenue	6,125	4,592	9,652	6,784	7,568	6,038	6,376	4,613
Cost of purchased cost of gold and silver	694	546	3,306	2,632	2,753	4,599	4,380	3,920
Net income (loss)(1)	929	260	(258)	11,264	526	7,265	1,056	1,461
Net income (loss) attributable to Nomad's shareholders	824	260	(258)	11,264	526	7,265	1,056	1,461
Basic net income (loss) per share(1)	0.01	0.00	0.00	0.21	0.01	0.18	0.03	0.04
Diluted net income (loss) per share(1)	0.01	0.00	0.00	0.10	0.01	0.18	0.03	0.04
Cash flow from operating activities	492	2,423	6,320	4,778	5,243	4,813	5,564	7,614
Average gold price	1,789	1,818	1,794	1,874	1,909	1,711	1,583	1,481
Average silver price	24.37	26.71	26.26	24.39	24.26	16.38	16.90	17.32
GEOs earned(2)	4,772	2,577	5,575	3,587	3,769	3,698	2,920	4,066
GEOs sold(2)	4,772	2,577	5,575	3,587	3,933	3,534	3,817	3,084
(1) All previously reported per share amounts have been retrospectively restated to reflect the share consolidation.
(2) Gold equivalent ounces sold is a non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.

Q3 2021     Management’s Discussion & Analysis
Liquidity and Capital Resources
On September 14, 2021, the Company amended its revolving credit facility increasing the amount from $50 million to $125 million with the option to increase by $25 million, subject to satisfaction of certain conditions (the “Facility”). The Facility is secured by all of the Company’s assets and has a 4-year term, extendable through mutual agreement between Nomad and the lenders. Drawn funds will bear interest at a US base rate or LIBOR (or a successor rate in the event that LIBOR is no longer available) plus applicable margins between 2.25% and 4.00% depending on the Company’s leverage ratio. The Facility is also subject to a standby fee of 0.5063% to 0.9% depending on the Company's leverage ratio.
In 2021, in connection with the acquisition of the CMC Shares, the Company drew down an amount of $50 million under the Facility to satisfy the purchase price payable in cash. The drawn funds bear interest at LIBOR plus a margin of 2.25%.
As of September 30, 2021, the Company had cash of $24.6 million (December 31, 2020 – $22.5 million) and working capital of $18.7 million (December 31, 2020 – working capital of $27.4 million). As at September 30, 2021, the Company had access to undrawn borrowings of $75 million under its Facility, excluding the option to increase the Facility by $25 million, subject to satisfaction of certain conditions. In addition, the ATM equity program provides the Company with the opportunity to sell up to $50 million in common shares from treasury at the Company's sole discretion and at the prevailing market price.
The Company ensures that there are sufficient funds to meet its short-term business requirements on the basis of expected cash flows, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, the amount available under the Facility and other equity financing opportunities such as the Company's ATM equity program.
In connection with the Facility, the Company is subject to certain covenants, including the Company's leverage ratios and certain other non-financial requirements. As at September 30, 2021, the Company is in compliance with all covenants under the Facility. The Company intends to use the Facility for future royalty and stream acquisitions.
The Company’s cash requirements include administration costs, payments related to the contractual obligations and commitments on the producing stream agreements and expected dividend payment. Because of the nature of the Company’s operations, there are limited requirements for capital expenditures and cash flows used in investing activities are mainly for the acquisition of royalties, streams, or other similar interests. Such acquisitions are discretionary, and consideration paid is generally satisfied by cash payments, issuance of shares or other equity instruments. The Company considers the current cash resources, credit facilities and future cash flows to be sufficient to cover the commitments, operating and administrative expenses, and dividend payments.

Q3 2021     Management’s Discussion & Analysis
Cash Flows
Cash flows from operating activities
During the three and nine months ended September 30, 2021, the Company generated operating cash flows of $0.5 million and $9.2 million respectively, compared with $5.2 million and $15.6 million during the comparable periods of 2020. The decreases are described in the sections Review of Performance for the three months ended June 30, 2021 and Review of Performance for the nine months ended September 30, 2021 above.
Cash flows used in investing activities
During the three and nine months ended September 30, 2021, cash flows used in investing activities amounted to $25.0 million and $49.3 million respectively compared to $1.9 million and $24.3 million for the comparable periods of 2020. Cash flows used in investing activities for the three months ended September 30, 2021 are mainly comprised of the cash consideration of $27.3 million paid in connection with the acquisition of the additional 37.5% interest in CMC on August 31, 2021 partially offset by the cash acquired of $2.3 from the acquisition. In addition to the acquisition completed for the three months ended September 30, 2021, the amount for the nine months ended September 30, 2021 includes the cash consideration of $23.2 million in connection with the acquisition of the initial 30% interest in CMC and the cash consideration of $1.2 million of the second and last tranche of the purchase price for the Blackwater Gold Royalty and transaction costs paid.
Comparatively, cash flows used in investing activities were $1.9 million for the three months ended September 30, 2020, which primarily consisted of the cash consideration paid for the acquisition of the Troilus Gold Royalty. During the nine months ended September 30, 2020, cash flows used by investing activities amounted to $24.3 million. In addition to the acquisitions completed for the three months ended September 30, 2020, the amount included $15.5 million invested in the Premier Gold Prepay Loan and the cash consideration of $10.0 million paid to Yamana Gold Inc. for the acquisition of the Yamana Portfolio of assets offset by the $3.1 million cash acquired from the acquisition of the Bonikro Gold Stream.
Cash flows from financing activities
For the three months ended September 30, 2021, cash flows provided by financing activities amounted to $23.8 million and relate to the borrowings of $27.0 million under the Facility to finance the acquisition of the additional 37.5% CMC interest partially offset by the quarterly payment of dividends of $2.3 million and the financing fees of $1.0 related to the Facility. In addition to the cash flows from financing activities for the three months ended September 30, 2021, the amount for the nine months ended September 30, 2021 includes the borrowings of $23 million under the Facility to finance the initial 30% interest acquisition in CMC and the quarterly payments of dividends from the second half of 2021.
Comparatively, during the three months ended September 30, 2020, cash flows used in financing activities amounted to $0.5 million related to share issue expense and deferred financing fees. Cash flows provided by financing activities amounted to $23.7 million for the nine months ended September 30, 2021 related to net proceeds of $9.0 million received from a private placement completed on May 27, 2020 and increase in net parent investment prior to the RTO Transaction.

Q3 2021     Management’s Discussion & Analysis
Contractual Obligations and Commitments
The following table summarizes the Company’s commitments to pay for gold and silver to which it has the contractual right pursuant to the associated agreements as described in the Assets section of this MD&A:

	Attributable Payable Production to be Purchased		Per Ounce Cash Payment		Term of Agreement	Date of contract
Stream interest(¹)	Gold	Silver	Gold	Silver
Blyvoor Gold Stream	10%	—	Lesser of spot price or $572	—	Expires at 10,320,000 oz. delivered	Aug. 2018
Bonikro Gold Stream	6%	—	Lesser of spot price or $400	—	Life of mine	Oct. 2019
Mercedes Gold and Silver Stream	1,000 oz. per quarter	100%	—	20% of spot price	Silver: 40 years from April 7, 2021 Gold: 1,000 oz. per quarter and up to 8,000 oz.	Jan. 2019, Mar. 2020 and Apr. 2021
South Arturo Silver Stream	—	100%	—	20% of spot price	40 years from April 7, 2021	Apr. 2021
Woodlawn Silver Stream	—	80%	—	20% of spot price	10 years after mining activity ceases	Jun. 2017 and Oct. 2019
(¹) Refer to the Assets section of this MD&A for specific delivery terms of each stream agreement.
Share Capital
As at November 3, 2021, the Company had 56,657,437 common shares, 1,407,972 share options and 24,881,654 common share purchase warrants outstanding entitling the holders to purchase 2,488,174 common shares. The Company also had 209,879 restricted share units, 78,500 performance share units and 140,980 deferred share units outstanding. Pursuant to the deferred payment payable to Yamana Gold Inc. and based on the CAD $/US$ daily exchange rate published by the Bank of Canada on November 2, 2021, 1,378,208 common shares would be issuable should the conversion option be exercised on such date.
Related Party Transactions
Prior to the RTO Transaction on May 27, 2020 and separation of the Orion Fund II Portfolio as a stand-alone public entity, the Orion Fund II Portfolio was managed and operated in the normal course of business by Orion Mine Finance Management II Limited along with other of its operations and not as a separate business. Please refer to details on the related party transactions prior to RTO Transaction in the Company’s consolidated financial statements for the year ended December 31, 2020.

Q3 2021     Management’s Discussion & Analysis
Non-IFRS and Other Measures
The Company used, throughout this document, certain non-IFRS performance measures, including (i) adjusted net income and adjusted net income per share (ii) cash operating margin, cash operating margin attributable to Nomad and cash operating margin per ounce and (iii) average cash cost and average cash cost per ounce.
These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
In addition to the non-IFRS performance measures described below, the Company's royalty and stream revenues are converted to gold equivalent ounces (“GEOs”) by dividing revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing revenues by the average gold price for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. The Company's gross amount received or receivable from the Caserones copper royalty is converted to gold equivalent ounces by dividing the dividend received or receivable before taxes for a specific period by the average gold price, for the respective period.
Adjusted Net Income and Adjusted Net Income per Share
Adjusted net income and adjusted net income per share are calculated by removing the effects of the non-cash cost of sales related to the gold prepay loan, the non-cash change in fair value of the conversion option for the Deferred Payment to Yamana Gold Inc. and the non-cash change in fair value of gold prepay loan and the deferred income tax recovery related to stream interests subject to the RTO Transaction. The Company believes that, in addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.
The following table provides a reconciliation of adjusted net income and adjusted net income per share (basic and diluted) (in thousands of dollars, except for amounts per share). All previously reported number of shares and per share amounts have been retrospectively restated to reflect the share consolidation.

Q3 2021     Management’s Discussion & Analysis

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Net income	929	526	931	8,847

Adjustments:
Non-cash cost of sales related to the gold prepay loan	—	1,698	1,522	9,972
Listing expenses	—	—	—	23,492
Change in fair value of gold prepay loan	—	(1,392)	690	(4,967)
Change in fair value of conversion option	(1,459)	3,075	(2,573)	8,059
Deferred Income tax recovery	(327)	(1,915)	(584)	(37,026)

Adjusted net income (loss)	(857)	1,992	(14)	8,377

Weighted average number of shares
Basic (in thousands)	56,656	51,541	56,637	41,415
Diluted (in thousands)	56,839	51,963	56,866	41,819

Adjusted net income (loss) per share (basic and diluted)	(0.02)	0.04	0.00	0.20

Cash Operating Margin and Cash Operating Margin per Ounce
Cash operating margin is calculated by subtracting the average cash cost of gold and silver on a per ounce basis from the average realized selling price of gold and silver on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
The following table provides a calculation of cash operating margin and cash operating margin per ounce (in thousands of dollars, except for amounts per share or per ounce).

Q3 2021     Management’s Discussion & Analysis

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Cash operating margin per ounce
Total revenue
Gold sold	4,036	5,448	15,841	14,170
Silver sold	692	1,340	2,417	4,607
Cash	1,397	780	2,111	1,205
	6,125	7,568	20,369	19,982

Total gold ounces sold	2,295	2,856	9,083	7,998
Total silver ounces sold	29,929	52,615	96,115	236,815

Total gold ounces earned (in kind)	2,295	2,691	9,083	7,998
Total gold ounces earned (cash)	232	409	627	731
Total silver ounces earned	29,929	52,615	96,115	152,832

Average realized price of gold (per ounce)	1,759	1,908	1,744	1,772
Average realized price of silver (per ounce)	23.12	25.47	25.15	19.45

Less:
Average cash cost of gold (per ounce)(1)	239	274	278	110
Average cash cost of silver (per ounce)(1)	4.84	5.17	5.15	3.72

Cash operating margin per ounce of gold sold	1,520	1,634	1,466	1,662
Cash operating margin per ounce of silver sold	18.28	20.30	20.00	15.73

Cash operating margin attributable to Nomad
Total revenue	6,125	7,568	20,369	19,982
Total revenue attributable to Nomad	5,806	7,568	20,049	19,982
Cash cost of sales(1)	694	1,054	3,023	1,760

Cash operating margin attributable to Nomad	5,112	6,514	17,026	18,222
Cash operating margin attributable to Nomad (% of revenue attributable to Nomad)	88%	86%	85%	91%
(¹) See reconciliation of average cash cost of gold and silver and cash cost of sales below.

Q3 2021     Management’s Discussion & Analysis
Average Cash Cost and Average Cash Cost per Ounce
Average cash cost of gold and silver on a per ounce basis is calculated by dividing the total cost of sales, less depletion and non-cash costs of sales related to the gold prepay loan, by the ounces sold. In addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison with other streaming and royalty companies in the precious metals mining industry who present similar measures of performance.
The following table provides a reconciliation of average cash cost and average cash cost per ounce (in thousands of dollars, except for amounts per share or per ounce).

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Cost of sales	4,036	5,715	14,154	17,172
Less: Depletion	(3,342)	(2,962)	(9,608)	(5,440)
Less: Purchased cost of gold ounces received related to the gold prepay loan (non-cash)	—	(1,698)	(1,522)	(9,972)
Cash cost of sales	694	1,055	3,024	1,760

Cash cost of sales is comprised of:
Total cash cost of gold sold	549	782	2,528	880
Total cash cost of silver sold	145	272	495	880
	694	1,054	3,023	1,760

Total gold ounces sold	2,295	2,856	9,083	7,998
Total silver ounces sold	29,929	52,615	96,115	236,815

Average cash cost of gold (per ounce)	239	274	278	110
Average cash cost of silver (per ounce)	4.84	5.17	5.15	3.72

Off-balance Sheet Items
There are no off-balance sheet arrangements.

Q3 2021     Management’s Discussion & Analysis
Risks and Uncertainties
The Company holds royalty, stream and other interests and operates in an industry that is dependent on a number of factors that include environmental, legal, operational/execution, financing and political risks, the discovery of economically recoverable reserves and the ability of third-parties to develop, construct and operate assets and to maintain economically feasible production. The occurrence of any of these risks or any of the risks listed below could adversely affect the operating results and the financial condition of the Company could be seriously harmed and investors may lose a significant proportion of their investment. An investor should carefully consider the risks described in the Company’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

Please refer to the section entitled Risk Factors of the Company’s most recent Annual Information Form dated March 30, 2021 and the section entitled Risk Factors of the Company's prospectus supplement dated June 22, 2021 to the short form base shelf prospectus dated September 30, 2020, which are available under the Company's profile on SEDAR at www.sedar.com for a broader list of risks relating to the Company.
Critical Accounting Estimates and Judgements
Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates. Critical accounting estimates and judgements in applying Nomad’s accounting policies are detailed in the Company’s consolidated financial statements for the year ended December 31, 2020 and in the Company's condensed consolidated interim financial statements for the three and nine months ended September 30, 2021.
Financial Instruments
The Company’s financial instruments consist of cash, trade receivables, interest receivable, accounts payable and accrued liabilities, the deferred payment liability (debt host and conversion option) and the borrowings under the Facility. The Company’s conversion option of the deferred payment liability is recorded at fair value as detailed in the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2021. Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, trade receivables, interest receivable, accounts payable and accrued liabilities, the deferred payment liability (debt host) and the borrowings under the Facility. The fair values of cash, trade receivables, interest receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair values of the deferred payment liability (debt host) and the borrowings under the Facility approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance of the instruments.

Q3 2021     Management’s Discussion & Analysis
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were appropriately designed as at September 30, 2021.
Management’s Report on Internal Control over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting ("ICFR") are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer, together with management, have evaluated and concluded that, to the best of their knowledge, there were no significant changes to Company’s ICFR for the three and nine months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect the ICFR.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Q3 2021     Management’s Discussion & Analysis
Subsequent Events to Quarter-end
Acquisition
On October 29, 2021, the Company announced that it entered into a gold purchase agreement with a subsidiary of Orion with respect to its 40% interest in GGM, the owner and operator of the Greenstone Gold project located in Ontario, Canada. Nomad will make up-front cash payments totalling $95 million for 5.938% of gold production attributed to Orion’s 40% interest in GGM until 120,333 ounces have been delivered, and 3.958% thereafter. As part of the gold stream, Nomad has made a long-term commitment to funding mine-level environmental, social and governance programs by agreeing to make payments to GGM equal to $30 per ounce of gold delivered to Nomad.

Dividends
On November 3, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.05 per common share payable on January 14, 2022 to shareholders of record as of the close of business on December 31, 2021.
Cautionary Note Regarding Forward-Looking Information
Certain statements in this MD&A may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “plans”, “expects”, “is expected”, “estimates”, “continues”, “outlook”, “believes”, “predicts”, “anticipates” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “should”, “would”, “might”, “will”, “occur” “likely” or “be achieved”. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this MD&A.
Forward-looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, those described under “COVID-19” and “Risks and Uncertainties” in this MD&A as well as those described under section “Risk Factors” in the Company's annual information form dated March 30, 2021 for its fiscal year ended December 31, 2020 and under section “Risk Factors” in the Company's prospectus supplement to the short form base shelf prospectus dated June 22, 2021, which are available under the Company`s profile on SEDAR at www.sedar.com. Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, management cannot assure readers that actual results will be consistent with these forward-looking statements.
The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of both known and unknown risks. Readers should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Readers are cautioned that the foregoing lists of factors are not exhaustive. Each of the forward-looking statements contained in this MD&A is expressly qualified by this cautionary statement.

Q3 2021     Management’s Discussion & Analysis
These forward-looking statements are made as of the date of this MD&A. Subject to applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.
Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are currently governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of Guide 7. The Company also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.